Exhibit 99.1

Condensed interim consolidated financial statements

March 31, 2016

(unaudited)

TURQUOISE HILL RESOURCES LTD.

Consolidated Statements of Income

(Stated in thousands of U.S. dollars)

(Unaudited)

		Three Months Ended March 31,
	Note	2016	2015

Continuing operations
Revenue	4	$422,654	$426,157
Cost of sales	5	(207,916)	(257,867)
Gross margin		214,738	168,290

Operating expenses	6	(76,877)	(93,543)
Corporate administration expenses		(4,564)	(3,502)
Other income (expenses)	7	(1,357)	(5,921)
Income before finance items and taxes		131,940	65,324

Finance items
Finance income	8	1,386	598
Finance costs	8	(1,843)	(1,731)
		(457)	(1,133)
Income from continuing operations before taxes		131,483	64,191

Provision for income and other taxes		(9,852)	(11,763)
Income from continuing operations		121,631	52,428

Discontinued operations
Income after tax from discontinued operations		-	60,604
Income for the period		$121,631	$113,032

Attributable to owners of Turquoise Hill Resources Ltd.		118,927	96,170
Attributable to owners of non-controlling interests		2,704	16,862
Income for the period		$121,631	$113,032

Income attributable to owners of Turquoise Hill Resources Ltd.
Continuing operations		$118,927	$67,141
Discontinued operations		-	29,029
		$118,927	$96,170

Basic and diluted earnings per share attributable to Turquoise Hill Resources Ltd.
Continuing operations	20	$0.06	$0.03
Discontinued operations		-	0.01
Income for the period		$0.06	$0.04

Basic weighted average number of shares outstanding (000’s)		2,012,314	2,012,306

The accompanying notes are an integral part of these consolidated financial statements.

TURQUOISE HILL RESOURCES LTD.

Consolidated Statements of Comprehensive Income

(Stated in thousands of U.S. dollars)

(Unaudited)

		Three Months Ended March 31,
	Note	2016	2015

Income for the period		$121,631	$113,032

Other comprehensive loss:
Items that have been / may be classified subsequently to income or loss:
Fair value movements:
Losses on revaluation of available for sale investments	17	(2,637)	(8,970)
Losses on revaluation of available for sale investments transferred to the statement of income	17	1,733	8,075
Other comprehensive loss for the period (a)		$(904)	$(895)

Total comprehensive income for the period		$120,727	$112,137

Attributable to owners of Turquoise Hill		$118,023	$95,275
Attributable to owners of non-controlling interests		2,704	16,862
Total comprehensive income for the period		$120,727	$112,137

(a) No tax charges and credits arose on items recognized as other comprehensive income or loss in 2016 (2015: nil).

The accompanying notes are an integral part of these consolidated financial statements.

TURQUOISE HILL RESOURCES LTD.

Consolidated Statements of Cash Flows

(Stated in thousands of U.S. dollars)

(Unaudited)

		Three Months Ended March 31,
	Note	2016	2015

Cash generated from operating activities before interest and tax	19	$195,412	$101,471

Interest received		1,342	283
Interest paid		(613)	-
Income and other taxes paid		(263)	(4,473)
Net cash generated from operating activities		195,878	97,281

Cash flows from investing activities
Proceeds from sale and redemption of financial assets		2,433	12,875
Expenditures on property, plant and equipment		(55,947)	(24,283)
Proceeds from sales of mineral property rights and other assets		1,800	1,237
Other investing cash flows		24	903
Cash used in investing activities of continuing operations		(51,690)	(9,268)
Cash used in investing activities of discontinued operations		-	(114)
Cash used in investing activities		(51,690)	(9,382)

Cash flows from financing activities
Payment of project financing fees		(6,746)	-
Issue of share capital	16	-	20
Cash (used in) from financing activities of continuing operations		(6,746)	20
Cash from financing activities of discontinued operations		-	3,500
Cash (used in) from financing activities		(6,746)	3,520

Effects of exchange rates on cash and cash equivalents		875	(95)
Net increase in cash and cash equivalents		138,317	91,324

Cash and cash equivalents - beginning of period		$1,343,878	$866,543
Cash and cash equivalents - end of period		1,482,195	957,867
Less cash and cash equivalents classified in current assets held for sale		-	(3,647)
Cash and cash equivalents as presented on the statement of financial position		$1,482,195	$954,220

The accompanying notes are an integral part of these consolidated financial statements.

TURQUOISE HILL RESOURCES LTD.

Consolidated Statements of Financial Position

(Stated in thousands of U.S. dollars)

(Unaudited)

	Note	March 31, 2016	December 31, 2015

Current assets
Cash and cash equivalents	9	$1,482,195	$1,343,878
Inventories	10	323,857	321,409
Trade and other receivables		57,487	12,210
Prepaid expenses and other assets	11	42,104	53,375
Due from related parties	21	3,064	3,623
		1,908,707	1,734,495
Non-current assets
Property, plant and equipment	12	6,272,750	6,319,983
Inventories	10	-	539
Deferred income tax assets		165,000	165,000
Financial assets	13	14,793	20,078
		6,452,543	6,505,600
Total assets		$8,361,250	$8,240,095

Current liabilities
Trade and other payables		160,330	166,766
Deferred revenue		79,519	72,004
Payable to related parties	21	30,554	34,801
		270,403	273,571
Non-current liabilities
Borrowings and other financial liabilities	14	13,440	13,574
Deferred income tax liabilities		60,989	52,916
Decommissioning obligations	15	100,078	104,421
		174,507	170,911
Total liabilities		$444,910	$444,482

Equity
Share capital	16	11,432,122	11,432,122
Contributed surplus		1,555,774	1,555,774
Accumulated other comprehensive loss	17	(918)	(14)
Deficit		(4,354,433)	(4,473,360)
Equity attributable to owners of Turquoise Hill		8,632,545	8,514,522
Attributable to non-controlling interests	18	(716,205)	(718,909)
Total equity		7,916,340	7,795,613

Total liabilities and equity		$8,361,250	$8,240,095

The accompanying notes are an integral part of these consolidated financial statements.

The financial statements were approved by the directors on May 3, 2016 and signed on their behalf by:

/s/ J. Gardiner	/s/ R. Robertson
J. Gardiner, Director	R. Robertson, Director

TURQUOISE HILL RESOURCES LTD.

Consolidated Statements of Equity

(Stated in thousands of U.S. dollars)

(Unaudited)

Three Months Ended March 31, 2016	Attributable to owners of Turquoise Hill
	Share capital (Note 16)	Contributed surplus	Accumulated other comprehensive loss (Note 17)	Deficit	Total	Non-controlling Interests (Note 18)	Total equity

Opening balance	$11,432,122	$1,555,774	$(14)	$(4,473,360)	$8,514,522	$(718,909)	$7,795,613

Income for the period	-	-	-	118,927	118,927	2,704	121,631
Other comprehensive loss for the period	-	-	(904)	-	(904)	-	(904)
Closing balance	$11,432,122	$1,555,774	$(918)	$(4,354,433)	$8,632,545	$(716,205)	$7,916,340

Three Months Ended March 31, 2015	Attributable to owners of Turquoise Hill
	Share capital (Note 16)	Contributed surplus	Accumulated other comprehensive loss (Note 17)	Deficit	Total	Non-controlling Interests (Note 18)	Total equity

Opening balance	$11,432,060	$1,555,721	$(4,505)	$(4,788,340)	$8,194,936	$(626,471)	$7,568,465

Income for the period	-	-	-	96,170	96,170	16,862	113,032
Other comprehensive loss for the period	-	-	(895)	-	(895)	-	(895)
Equity issued to holders of non-controlling interests	-	1,677	-	-	1,677	1,823	3,500
Employee share options	24	28	-	-	52	-	52
Closing balance	$11,432,084	$1,557,426	$(5,400)	$(4,692,170)	$8,291,940	$(607,786)	$7,684,154

The accompanying notes are an integral part of these consolidated financial statements.

TURQUOISE HILL RESOURCES LTD.

Notes to the Condensed interim consolidated financial statements

(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands unless otherwise noted)

1.	Nature of operations

The condensed interim consolidated financial statements of Turquoise Hill Resources Ltd. (“Turquoise Hill”) were authorized for issue in accordance with a directors’ resolution on May 3, 2016. Rio Tinto plc is the ultimate parent company and indirectly owns a 50.8% majority interest in Turquoise Hill as at March 31, 2016.

Turquoise Hill, together with its subsidiaries (collectively referred to as “the Company”), is an international mining company focused principally on the operation and further development of the Oyu Tolgoi copper-gold mine in Southern Mongolia. Turquoise Hill’s head office is located at 354-200 Granville Street, Vancouver, British Columbia, Canada, V6C 1S4. Turquoise Hill’s registered office is located at 300-204 Black Street, Whitehorse, Yukon, Canada, Y1A 2M9.

Turquoise Hill has its primary listing in Canada on the Toronto Stock Exchange and secondary listings in the U.S. on the New York Stock Exchange and the NASDAQ.

2.	Summary of significant accounting policies

(a)	Statement of compliance

These condensed interim consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) applicable to the preparation of interim financial statements, including IAS 34, Interim Financial Reporting (“IAS 34”). These condensed interim consolidated financial statements are compliant with IAS 34 and do not include all of the information required for full annual financial statements.

These condensed interim consolidated financial statements should be read in conjunction with the Company’s annual financial statements for the year ended December 31, 2015, prepared in accordance with IFRS.

(b)	New standards and interpretations not yet adopted

A number of new standards, and amendments to standards and interpretations, are not yet effective for the year ending December 31, 2016, and have not been applied in preparing these condensed interim consolidated financial statements. The following standards may have a potential effect on the condensed interim consolidated financial statements of the Company:

(i)

IFRS 9, Financial Instruments, is mandatorily effective for the Company’s condensed interim consolidated financial statements for the year ending December 31, 2018. IFRS 9 brings together the classification and measurement, impairment and hedge accounting phases of the IASB’s project to replace IAS 39, Financial Instruments: Recognition and Measurement. IFRS 9 retains but simplifies the mixed measurement model and establishes two primary measurement categories for financial assets: amortized cost and fair value. IFRS 9 also amends some of the requirements of IFRS 7, Financial Instruments: Disclosures, including added disclosures about investments in equity instruments measured at fair value in other comprehensive income, and guidance on financial liabilities and derecognition of financial instruments. The extent of the impact of adoption has not yet been determined.

TURQUOISE HILL RESOURCES LTD.

Notes to the Condensed interim consolidated financial statements

(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands unless otherwise noted)

2.	Summary of significant accounting policies (continued)

(b)	New standards and interpretations not yet adopted (continued)

(ii)

IFRS 15, Revenue from Contracts with Customers, which will replace IAS 18, Revenue, is effective for the Company’s fiscal year ending December 31, 2018 and is available for early adoption. The standard contains a single model that applies to contracts with customers. Revenue is recognized as control is passed to the customer, either at a point in time or over time. New estimates and judgmental thresholds have been introduced, which may affect the amount and/or timing of revenue recognized. The extent of the impact of adoption of the standard has not yet been determined.

(iii)

IFRS 16, Leases, which will replace IAS 17, Leases, is effective for the Company’s fiscal year ending December 31, 2019 and is available for early adoption. The objective of the new standard is to report all leases on the consolidated statement of financial position and to define how leases and liabilities are measured. The extent of the impact of adoption of the standard has not yet been determined.

None of the remaining standards and amendments to standards and interpretations are expected to have a significant effect on the consolidated financial statements of the Company.

TURQUOISE HILL RESOURCES LTD.

Notes to the Condensed interim consolidated financial statements

(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands unless otherwise noted)

3.	Operating segments - continuing operations

	Three Months Ended March 31, 2016
	Oyu Tolgoi	Corporate and other eliminations	Consolidated

Revenue	$422,654	$-	$422,654
Cost of sales	(207,916)	-	(207,916)
Gross margin	214,738	-	214,738

Operating expenses	(84,389)	7,512	(76,877)
Corporate administration expenses	-	(4,564)	(4,564)
Other income (expenses)	(265)	(1,092)	(1,357)
Income before finance items and taxes	130,084	1,856	131,940

Finance items
Finance income	51	1,335	1,386
Finance costs	(122,172)	120,329	(1,843)
Income from continuing operations before taxes	$7,963	$123,520	$131,483

Provision for income and other taxes	(9)	(9,843)	(9,852)
Income from continuing operations	$7,954	$113,677	$121,631

Depreciation and depletion	$84,346	$311	$84,657
Capital additions (Note 12)	$54,807	$-	$54,807
Total assets	$7,098,322	$1,262,928	$8,361,250

(a)

During the three months ended March 31, 2016, all of Oyu Tolgoi’s revenue arose from copper-gold concentrate sales to customers in China and revenue from individual customers in excess of 10% of Oyu Tolgoi’s revenue was $129.9 million, $121.8 million, $71.4 million and $44.9 million (March 31, 2015 - $91.3 million, $89.2 million and $88.8 million) respectively. Revenue by geographic destination is based on the ultimate country of destination, if known. If the destination of the copper concentrate sold through traders is not known, then revenue is allocated to the location of the copper concentrate at the time when revenue is recognized.

All long-lived assets of the Oyu Tolgoi segment, other than financial instruments, are located in Mongolia.

TURQUOISE HILL RESOURCES LTD.

Notes to the Condensed interim consolidated financial statements

(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands unless otherwise noted)

3.	Operating segments - continuing operations (continued)

	Three Months Ended March 31, 2015

	Oyu Tolgoi	Corporate and other eliminations	Consolidated

Revenue	$426,157	$-	$426,157
Cost of sales	(257,867)	-	(257,867)
Gross margin	168,290	-	168,290

Operating expenses	(108,279)	14,736	(93,543)
Corporate administration expenses	-	(3,502)	(3,502)
Other income (expenses)	2,591	(8,512)	(5,921)
Income before finance items and taxes	62,602	2,722	65,324

Finance items
Finance income	323	275	598
Finance costs	(114,340)	112,609	(1,731)

Income from continuing operations before taxes	$(51,415)	$115,606	$64,191

Provision for income and other taxes	(50)	(11,713)	(11,763)

Income from continuing operations	$(51,465)	$103,893	$52,428

Depreciation and depletion	$86,441	$24	$86,465
Capital additions (Note 12)	$30,357	$-	$30,357
Total assets	$6,738,185	$1,264,570	$8,002,755

TURQUOISE HILL RESOURCES LTD.

Notes to the Condensed interim consolidated financial statements

(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands unless otherwise noted)

4.	Revenue

	Three Months Ended March 31,
	2016	2015

Copper-gold concentrate
Copper	$201,953	$190,237
Gold	216,179	232,305
Silver	4,522	3,615
	$422,654	$426,157

5.	Cost of sales

	Three Months Ended March 31,
	2016	2015

Production and delivery	$125,956	$173,944
Depreciation and depletion	81,960	83,923
	$207,916	$257,867

6.	Operating expenses by nature

	Three Months Ended March 31,
	2016	2015

Oyu Tolgoi administration expenses	$27,673	$42,437
Royalty expenses	22,703	21,880
Impairment and write downs (a)	13,477	16,380
Selling expenses	7,181	7,453
Care and maintenance and underground remobilization costs	3,004	2,596
Depreciation	2,697	2,542
Other	142	255
	$76,877	$93,543

(a)	Write downs include adjustments to the carrying value of non-current copper-gold stockpile inventories, and materials and supplies; refer to Note 10.

TURQUOISE HILL RESOURCES LTD.

Notes to the Condensed interim consolidated financial statements

(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands unless otherwise noted)

7.	Other income (expenses)

	Three Months Ended March 31,
	2016	2015

Realized losses on disposal of available for sale investments (Notes 13 and 17)	$(1,733)	$(8,075)
Foreign exchange gains	587	2,487
Other, including exploration and evaluation	(211)	(333)
	$(1,357)	$(5,921)

8.	Finance income and finance costs

	Three Months Ended March 31,
	2016	2015

Finance income:
Interest income on bank deposits and short-term liquid investments	$1,386	$598
	$1,386	$598

Finance costs:
Interest expense and similar charges	$(842)	$(238)
Accretion of decommissioning obligations (Note 15)	(1,001)	(1,493)
	$(1,843)	$(1,731)

9.	Cash and cash equivalents

	March 31, 2016	December 31, 2015

Cash on hand and demand deposits	$411,190	$273,949
Short-term liquid investments (a)	1,071,005	1,069,929
	$1,482,195	$1,343,878

(a)	At March 31, 2016, short-term liquid investments of $741.3 million (December 31, 2015 - $740.5 million) have been placed with Rio Tinto (refer to Note 21).

TURQUOISE HILL RESOURCES LTD.

Notes to the Condensed interim consolidated financial statements

(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands unless otherwise noted)

10.	Inventories

	March 31, 2016	December 31, 2015

Current
Copper-gold concentrate	$80,794	$66,716
Copper-gold stockpiles	43,035	38,905
Materials and supplies	249,339	259,521
Provision against carrying value of materials and supplies	(49,311)	(43,733)
	$323,857	$321,409

Non-current
Copper-gold stockpiles	$131,981	$124,621
Provision against carrying value	(131,981)	(124,082)
	$-	$539

During the three months ended March 31, 2016, total charges of $13.5 million (March 31, 2015 - $16.4 million) relating to inventory write off and increase in provision against carrying value were recognized in the consolidated statement of income.

11.	Prepaid expenses and other deposits

	March 31, 2016	December 31, 2015

Mongolian tax prepayments (a)	$-	$20,758
Prepaid expenses and other deposits (b)	42,104	32,617
	$42,104	$53,375

(a)

During the three months ended March 31, 2016, the Company offset $20.8 million (2015 - $15.0 million) of tax prepayments against Mongolian taxes and recognized $0.1 million (2015 - $0.3 million) of interest income.

(b)	At March 31, 2016, prepaid expenses include $33.0 million (December 31, 2015 - $26.3 million) fees paid in relation to the Oyu Tolgoi project finance facility signed on December 14, 2015.

TURQUOISE HILL RESOURCES LTD.

Notes to the Condensed interim consolidated financial statements

(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands unless otherwise noted)

12.	Property, plant and equipment

	Oyu Tolgoi
Three Months Ended March 31, 2016	Mineral property interests	Plant and equipment	Capital works in progress	Other capital assets	Total

Net book value:

January 1, 2016	$848,753	$3,493,017	$1,977,997	$216	$6,319,983
Additions	14,229	-	40,578	-	54,807
Depreciation for the period	(30,475)	(71,400)	-	(35)	(101,910)
Disposals and write offs	-	(166)	-	-	(166)
Transfers and other movements	-	10,293	(10,293)	36	36
March 31, 2016	$832,507	$3,431,744	$2,008,282	$217	$6,272,750

Cost	1,093,788	4,287,474	2,008,282	3,522	7,393,066
Accumulated depreciation	(261,281)	(855,730)	-	(3,305)	(1,120,316)
March 31, 2016	$832,507	$3,431,744	$2,008,282	$217	$6,272,750

	Oyu Tolgoi
Three Months Ended March 31, 2015	Mineral property interests	Plant and equipment	Capital works in progress	Other capital assets	Total

Net book value:

January 1, 2015	$948,372	$3,695,939	$1,952,772	$312	$6,597,395
Additions	18,671	78	11,608	-	30,357
Depreciation for the period	(9,579)	(61,535)	-	(22)	(71,136)
Disposals	-	(1,157)	-	-	(1,157)
Transfers and other movements	-	1,410	(1,410)	10	10
March 31, 2015	$957,464	$3,634,735	$1,962,970	$300	$6,555,469

Cost	1,085,669	4,215,311	1,962,970	3,794	7,267,744
Accumulated depreciation	(128,205)	(580,576)	-	(3,494)	(712,275)
March 31, 2015	$957,464	$3,634,735	$1,962,970	$300	$6,555,469

TURQUOISE HILL RESOURCES LTD.

Notes to the Condensed interim consolidated financial statements

(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands unless otherwise noted)

13.	Financial assets

	March 31, 2016	December 31, 2015

Available for sale investments (a)	$13,832	$18,902
Other	961	1,176
	$14,793	$20,078

(a)	Available for sale equity securities

	March 31, 2016				December 31, 2015
	Equity Interest	Cost Basis	Unrealized Loss	Fair Value	Equity Interest	Cost Basis	Unrealized Gain (Loss)	Fair Value

SouthGobi Resources (i)	17.5%	$9,977	$(269)	$9,708	19.2%	$11,059	$3,398	$14,457
Entrée Gold Inc.	9.4%	4,723	(630)	4,093	9.4%	4,723	(1,840)	2,883
Other	-	50	(19)	31	-	50	(18)	32
Ivanhoe Mines Ltd. (ii)	-	-	-	-	0.5%	3,191	(1,661)	1,530
		$14,750	$(918)	$13,832		$19,023	$(121)	$18,902

(i)

At March 31, 2016, the Company held 45.0 million (December 31, 2015 – 49.3 million) Class A common shares of SouthGobi Resources Ltd. (“SouthGobi”). In the three months ended March 31, 2016, Turquoise Hill disposed of 4.3 million shares in SouthGobi at a weighted average price of Cdn$0.27 per share resulting in a realized loss on disposal of $0.1 million.

(ii)

In the three months ended March 31, 2016, Turquoise Hill disposed of 3.5 million shares in Ivanhoe Mines Ltd. at a weighted average price of Cdn$0.63 per share resulting in a realized loss on disposal of $1.6 million.

14.	Borrowings and other financial liabilities

	March 31, 2016	December 31, 2015

Capital lease payable	$13,440	$13,574
	$13,440	$13,574

(a)	Project finance facility

On December 14, 2015, Oyu Tolgoi signed a $4.4 billion project finance facility. The facility is being provided by a syndicate of international financial institutions and export credit agencies representing the governments of Canada, the United States and Australia, along with 15 commercial banks.

Draw down of the $4.4 billion facility by Oyu Tolgoi is subject to satisfaction of certain conditions precedent and to approval of a formal ‘notice to proceed’ by the boards of Turquoise Hill, Rio Tinto plc and Oyu Tolgoi.

TURQUOISE HILL RESOURCES LTD.

Notes to the Condensed interim consolidated financial statements

(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands unless otherwise noted)

14.	Borrowings and other financial liabilities (continued)

(b)	Revolving credit facility

In March 2016, Oyu Tolgoi signed an amendment to extend the existing secured $200.0 million revolving credit facility with five banks that was scheduled to mature on March 19, 2016. Amounts under the credit facility are required to be used by Oyu Tolgoi for working capital purposes. The credit facility bears interest at a fixed margin over LIBOR on any drawn amounts together with a utilization fee, which varies according to the utilized portion of the facility, and a commitment fee on undrawn amounts. The credit facility matures on the earlier of: September 19, 2016, and the date on which draw down is made under the project finance facility described in (a) above.

15.	Decommissioning obligations

	March 31, 2016	December 31, 2015

Oyu Tolgoi	$100,078	$104,421
	$100,078	$104,421

	Three Months Ended March 31,
	2016	2015

Opening carrying amount	$104,421	$93,004
Changes in estimates and new estimated cash flows	(5,344)	-
Accretion of present value discount	1,001	1,493
	$100,078	$94,497

Reclamation and closure costs have been estimated based on the Company’s interpretation of current regulatory requirements and other commitments made to stakeholders, and are measured as the net present value of future cash expenditures upon reclamation and closure.

Estimated future cash expenditures of $219.9 million have been discounted from an anticipated closure date of 2055 to their present value at a real rate of 2.0% (December 31, 2015 – 2.0%).

16.	Share capital

	Three Months Ended March 31,
	2016		2015
	Number of Common Shares	Amount	Number of Common Shares	Amount

Balances, January 1	2,012,314,469	$11,432,122	2,012,298,797	$11,432,060
Shares issued for:
Exercise of stock options (b)	-	-	10,222	24
Balances, March 31	2,012,314,469	$11,432,122	2,012,309,019	$11,432,084

TURQUOISE HILL RESOURCES LTD.

Notes to the Condensed interim consolidated financial statements

(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands unless otherwise noted)

16.	Share capital (continued)

(a)	Rio Tinto interests

As at March 31, 2016, Rio Tinto’s equity ownership in the Company was 50.8% (December 31, 2015 – 50.8%).

(b)	Share Options

During the three months ended March 31, 2016, no options were exercised, 454,432 options expired, no options were cancelled and no options were granted.

17.	Accumulated other comprehensive income (loss)

Unrealized Gain (Loss) on Available For Sale Equity Securities

Balance, January 1, 2016	$(14)

Change in other comprehensive loss before reclassifications	(2,637)
Reclassifications from accumulated other comprehensive income (Note 13 (a))	1,733
Net other comprehensive loss	(904)
Balance, March 31, 2016	$(918)

Unrealized Gain (Loss) on Available For Sale Equity Securities

Balance, January 1, 2015	$(4,505)

Change in other comprehensive loss before reclassifications	(8,970)
Reclassifications from accumulated other comprehensive income	8,075
Net other comprehensive loss	(895)
Balance, March 31, 2015	$(5,400)

TURQUOISE HILL RESOURCES LTD.

Notes to the Condensed interim consolidated financial statements

(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands unless otherwise noted)

18.	Non-controlling interests

At March 31, 2016, there were non-controlling interests in subsidiaries as follows:

	Non-controlling Interests
	Oyu Tolgoi (a)	Total

Balance, January 1, 2016	$(718,909)	$(718,909)
Non-controlling interests’ share of income	2,704	2,704
Balance, March 31, 2016	$(716,205)	$(716,205)

	Non-controlling Interests
	SouthGobi	Oyu Tolgoi (a)	Total

Balance, January 1, 2015	$56,590	$(683,061)	$(626,471)
Non-controlling interests’ share of income (loss)	31,575	(14,713)	16,862
Changes in equity interests held by Turquoise Hill	1,823	-	1,823
Balance, March 31, 2015	$89,988	$(697,774)	$(607,786)

(a)	Common share investments funded on behalf of non-controlling interests

Since 2011, the Company has funded common share investments in Oyu Tolgoi on behalf of Erdenes Oyu Tolgoi LLC (“Erdenes”). In accordance with the Amended and Restated Shareholders Agreement dated June 8, 2011, such funded amounts earn interest at an effective annual rate of LIBOR plus 6.5% and are repayable to the Company via a pledge over Erdenes’ share of future Oyu Tolgoi common share dividends. Erdenes also has the right to reduce the outstanding balance by making payments directly to the Company.

Common share investments funded on behalf of Erdenes are recorded as a reduction to the net carrying value of non-controlling interest. As at March 31, 2016, the cumulative amount of such funding was $751.1 million (December 31, 2015 - $751.1 million). Accrued interest of $248.3 million (December 31, 2015 - $231.1 million), has not been recognized in these condensed interim consolidated financial statements, as payment will be triggered on common share dividend distribution by Oyu Tolgoi, the timing of which cannot currently be reliably determined.

TURQUOISE HILL RESOURCES LTD.

Notes to the Condensed interim consolidated financial statements

(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands unless otherwise noted)

19.	Cash flow information

(a)	Reconciliation of net income to net cash flow generated from operating activities

	Three Months Ended March 31,
	2016	2015

Income from continuing operations	$121,631	$52,428

Adjustments for:
Depreciation and amortization	84,657	86,465
Finance items:
Interest income	(1,386)	(598)
Interest and accretion expense	1,843	1,731
Realized losses on financial instruments	1,733	8,075
Unrealized foreign exchange gains (losses)	(875)	131
Inventory write downs net of reversals	13,477	16,380
Tax prepayment offset	20,802	15,000
Income and other taxes	9,852	11,763
Other items	179	417

Net change in non-cash operating working capital items:
(Increase) decrease in:
Inventories	(2,373)	36,827
Trade, other receivables and prepaid expenses	(49,843)	1,074
Amounts receivable from related parties	559	3,419
(Decrease) increase in:
Trade and other payables	(8,112)	(48,607)
Deferred revenue	7,515	(68,253)
Amounts paybale to related parties	(4,247)	(10,966)

Cash generated from operating activities of continuing operations before interest and tax	195,412	105,286

Cash used in operating activities of discontinued operations before interest and tax	-	(3,815)
Cash generated from operating activities before interest and tax	$195,412	$101,471

TURQUOISE HILL RESOURCES LTD.

Notes to the Condensed interim consolidated financial statements

(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands unless otherwise noted)

19.	Cash flow information (continued)

(b)	Supplementary information regarding other non-cash transactions

The non-cash investing and financing activities relating to continuing operations not already disclosed in the consolidated statements of cash flows were as follows:

	Three Months Ended March 31,
	2016	2015

Investing activities
Tax prepayment (Note 11)	$20,802	$15,000
Change in accounts payable and accrued liabilities related to property, plant and equipment (Note 12)	(1,140)	6,074

20.	Earnings per share

The basic earnings per share is computed by dividing the net income attributable to common stock by the weighted average number of common shares outstanding during the period. All stock options and share purchase warrants outstanding at each period end have been excluded from the weighted average share calculation.

The potentially dilutive shares excluded from the earnings per share calculation due to anti-dilution are as follows:

	Three Months Ended March 31,
	2016	2015

Options	1,771,965	2,815,462
Series D warrants	-	74,247,460
Anti-diultive Series D warrants	-	74,247,460
	1,771,965	151,310,382

TURQUOISE HILL RESOURCES LTD.

Notes to the Condensed interim consolidated financial statements

(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands unless otherwise noted)

21.	Related parties

As at March 31, 2016, Rio Tinto plc’s indirect equity ownership in the Company was 50.8% (December 31, 2015: 50.8%).

The following table presents the consolidated balance sheet line items which include deposits with, amounts due from, and amounts payable to a Rio Tinto entity or entities (“Rio Tinto”). Rio Tinto entities comprise Rio Tinto plc, Rio Tinto Limited and their respective subsidiaries other than Turquoise Hill Resources and its subsidiaries.

	March 31, 2016	December 31, 2015

Cash and cash equivalents (i)	$741,300	$740,537
Due from related parties	3,064	3,623
Payable to related parties:
Management service payments (ii)	(7,512)	(5,972)
Cost recoveries (iii)	(23,042)	(28,829)
	$713,810	$709,359

The following table summarizes transactions with Rio Tinto by their nature:
	Three Months Ended March 31,
	2016	2015

Interest income on cash and cash equivalents (i)	$738	$246
Cost recoveries - Turquoise Hill	236	1,100
Management services payment (ii)	(7,512)	(7,191)
Cost recoveries - Rio Tinto (iii)	(7,537)	(8,653)
	$(14,075)	$(14,498)

(i)

In addition to placing cash and cash equivalents on deposit with banks or investing funds with other financial institutions, Turquoise Hill may, from time to time, deposit cash and cash equivalents or invest funds with Rio Tinto in accordance with an agreed upon policy and strategy for the management of liquid resources. At March 31, 2016, cash equivalents deposited with wholly owned subsidiaries of Rio Tinto totalled $741.3 million, earning interest at rates equivalent to those offered by financial institutions.

(ii)

In accordance with the Amended and Restated Shareholders Agreement, which was signed on June 8, 2011, and other related agreements, Turquoise Hill is required to pay a management services payment to Rio Tinto equal to a percentage of all capital costs and operating costs incurred by Oyu Tolgoi from March 31, 2010 onwards. Until the Oyu Tolgoi open pit mine achieved Commencement of Production, as defined in the Investment Agreement, on September 1, 2013, the percentage of costs used to calculate the management services payment was 1.5%. Thereafter, the percentage increased to 3.0% for open pit operations and, in accordance with the Oyu Tolgoi Underground Mine Development and Financing Plan (“UDP”) signed on May 18, 2015, is 1.5% for Underground capital costs.

(iii)

Rio Tinto recovers the costs of providing general corporate support services and mine management services to Turquoise Hill. Mine management services are provided by Rio Tinto in its capacity as the manager of the Oyu Tolgoi mine.

TURQUOISE HILL RESOURCES LTD.

Notes to the Condensed interim consolidated financial statements

(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands unless otherwise noted)

21.	Related parties (continued)

The above noted transactions were carried out in the normal course of operations and were measured at the transaction amount, which is the amount of consideration established and agreed to by the related parties.

Turquoise Hill has entered into a number of transactions with Rio Tinto in relation to the Oyu Tolgoi signing of project finance on December 14, 2015 (Note 14).

22.	Contingencies

Due to the size, complexity and nature of Turquoise Hill’s operations, various legal and tax matters arise in the ordinary course of business. Turquoise Hill recognizes a liability with respect to such matters when an outflow of economic resources is assessed as probable and the amount can be reliably estimated. In the opinion of management, these matters will not have a material effect on the condensed interim consolidated financial statements of the Company.

23.	Financial instruments and fair value measurements

Certain of the Company’s financial assets and liabilities are measured at fair value on a recurring basis and classified in their entirety based on the lowest level of input that is significant to the fair value measurement. Certain non-financial assets and liabilities may also be measured at fair value on a non-recurring basis.

The fair value of financial assets and financial liabilities measured at amortized cost is determined in accordance with accepted pricing models based on discounted cash flow analysis or using prices from observable current market transactions. Except as otherwise specified, the Company considers that the carrying amount of trade and other receivables, trade payables and other financial assets measured at amortized cost approximates their fair value because of the demand nature or short-term maturity of these instruments.

The following tables provide an analysis of the Company’s financial assets that are measured subsequent to initial recognition at fair value on a recurring basis, grouped into Level 1 to 3 based on the degree to which the inputs used to determine the fair value are observable.

•	Level 1 fair value measurements are those derived from quoted prices in active markets for identical assets or liabilities.
•	Level 2 fair value measurements are those derived from inputs other than quoted prices included within Level 1, that are observable either directly or indirectly.
•	Level 3 fair value measurements are those derived from valuation techniques that include inputs that are not based on observable market data.

TURQUOISE HILL RESOURCES LTD.

Notes to the Condensed interim consolidated financial statements

(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands unless otherwise noted)

23.	Financial instruments and fair value measurements (continued)

	Fair Value at March 31, 2016
	Total	Level 1	Level 2	Level 3

Assets:
Provisional pricing embedded derivatives (a)	$16,366	$-	$16,366	$-
Available for sale investments (b)	13,832	13,832	-	-
	$30,198	$13,832	$16,366	$-

	Fair Value at December 31, 2015
	Total	Level 1	Level 2	Level 3

Assets:
Available for sale investments (b)	$18,902	$17,579	$1,323	$-
	$18,902	$17,579	$1,323	$-

Liabilities:
Provisional pricing embedded derivatives (a)	$15,587	$-	$15,587	$-
	$15,587	$-	$15,587	$-

(a)

Trade and other receivables and trade and other payables include provisionally priced receivables and payables relating to sales contracts where selling price is determined after delivery to the customer, based on the market price at the relevant quotation point stipulated in the contract. Revenue is recognized on provisionally priced sales based on the forward selling price for the period in the contract.

(b)

The Company’s freely tradable available for sale investments are classified within level 1 of the fair value hierarchy as they are valued using quoted market prices. Available for sale investments with trading restrictions are classified within level 2 as they are valued by applying a liquidity discount to quoted market prices.